Notice to ASX/LSE Rio Tinto to drive development of Australia’s largest solar farm at Gladstone 24 January 2024 Rio Tinto will drive development of Australia’s largest solar power project near Gladstone, after agreeing to buy all electricity from the 1.1GW1 Upper Calliope Solar Farm to provide renewable power to Rio Tinto’s Gladstone operations. The agreement will bring more renewable power into one of Australia’s most important industrial hubs and marks another step towards Rio Tinto’s climate goal of halving its global Scope 1 & 2 carbon emissions this decade2. If combined with more renewable power and suitable firming, transmission and industrial policy, it could also provide the core of a solution to repower Rio Tinto’s three Gladstone production assets - the Boyne aluminium smelter, the Yarwun alumina refinery and the Queensland Alumina refinery. Under a new power purchase agreement (PPA) signed with European Energy Australia, Rio Tinto will buy all power generated from the Upper Calliope solar farm for 25 years. The plant will be built and operated by European Energy, at a site about 50 kilometres south-west of Gladstone, pending development and grid connection approvals. Once approved and developed, Upper Calliope would have the potential to lower Rio Tinto's operating carbon emissions by 1.8 million tonnes per year. Rio Tinto Chief Executive Jakob Stausholm said “This agreement is a first important step in our work to repower our Gladstone operations and illustrates our commitment to keeping sustainably powered industry in Central Queensland. “The task remains challenging, but we have a pathway to provide the competitive, firmed power our Gladstone plants need and we are continuing to work hard with all stakeholders, including the Queensland and Australian governments, on getting there. “Competitive capacity, firming, and transmission, are critical to developing a modern energy system that can ensure more large-scale renewables development in Queensland and help guarantee the future of Australian industry.” Once approved, construction of the Upper Calliope plant is targeted to start in 2025 or 2026 and, when complete, it will provide enough electricity to meet about 5% of Queensland’s current demand. The plant, which is expected to take two years to construct, will cover 2400 hectares, employ 1000 people during construction and support 100 direct and indirect jobs when operating. European Energy CEO Erik Andersen said “European Energy is proud to be a strategic partner in this project with Rio Tinto. Our commitment to providing renewable and reliable energy aligns perfectly with Rio Tinto's ambitious climate goals. The Upper Calliope Solar Farm is not just a solar power project; it's a testament to our shared vision for a greener future. “By supplying renewable energy to one of Australia's key industrial hubs, we are setting a new standard for industrial energy consumption. This project underlines our dedication to driving the transition towards renewable energy in Australia and demonstrates the potential of solar power in transforming the energy landscape of the region. We look forward to continuing our collaboration with Rio Tinto and other stakeholders to create a sustainable and energy-efficient future for Australia.” EXHIBIT 99.9

Notice to ASX/LSE 2 / 3 Upper Calliope is the first successful applicant in a formal Request for Proposals made by Rio Tinto for renewable power and firming projects in Central and Southern Queensland. Rio Tinto continues to assess other proposals, solutions and partnerships to help competitively meet the energy needs of its three production assets in the Gladstone region. These assets require more than 1GW of reliable power to operate, which equates to over 4GW of quality wind or solar power with firming. Potential further electrification of plant processes could increase their electricity demand in the future. ______________________________________________________________________________________ 1 1.1GWac or 1.3GWp 2 From 2018 levels

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com